UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-05519

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CDI CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CDI Corp.

1717 Arch Street, 35th Floor

Philadelphia, Pennsylvania 19103-2768

CDI CORPORATION 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG, LLP

Philadelphia, Pennsylvania

July 13, 2009

CDI Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2008	2007
Investments:
Cash and cash equivalents	$3,304	$6,997
Investments, at fair value (Note 2)	103,187,073	178,541,399
Fully benefit-responsive investment contract, at fair value (Note 2)	30,244,536	30,300,384

Total investments at fair value	133,434,913	208,848,780

Employer contributions receivable	1,629,231	1,741,248
Employee contributions receivable	220,563	377,654
Participant loans (Note 2)	3,174,392	3,335,467

Net assets before adjustment to contract value	138,459,099	214,303,149

Adjustment from fair value to contract value for fully benefit-respective investment contract (Note 2)	6,495,668	517,466

Net assets available for plan benefits	$144,954,767	$214,820,615

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2008	2007
Additions:
Interest and dividend income	$3,280,245	$10,293,954
Employee contributions	21,431,295	23,014,469
Employer contributions (net of forfeitures of $34,831 and $23,134 in 2008 and 2007)	1,629,231	1,741,248
Net appreciation in fair value of investments Total additions	—	3,700,102

Total additions	26,340,771	38,749,773

Deductions:
Net depreciation in fair value of investments	(70,050,247)	—
Withdrawals and distributions	(26,156,372)	(28,302,203)

Total deductions	(96,206,619)	(28,302,203)

Net increase (decrease) in net assets available for plan benefits	(69,865,848)	10,447,570

Net assets available for plan benefits:
Beginning of year	214,820,615	204,373,045

End of year	$144,954,767	$214,820,615

See accompanying notes to financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(1) Description of Plan

The CDI Corporation 401(k) Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of CDI Corp. (the “Company”) and those of its subsidiaries that have adopted the plan. The Plan was adopted in 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is administered by a committee consisting of members appointed by the board of directors of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) Eligibility

The Plan benefits eligible employees of the Company and those of its subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire.

(b) Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. Each of the Company and its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee’s elective contributions. The employer matching contributions are subject to limitations established by the IRC and the provisions of the Plan. Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans sponsored by the participants’ previous employer.

(c) Investment Income

Interest and dividends earned by each of the investment vehicles are reinvested in the same investment vehicle. Such amounts are credited to the participants’ accounts based on the terms of the Plan.

(d) Vesting

All participants are 100% vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are also 100% vested at all times in their employer matching contributions account, with the exception of employees in certain divisions of the Process and Industrial vertical of CDI’s Engineering Solutions reporting unit. Vesting in employer matching contributions occurs on a six-year graduated schedule for those employees. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2008 and 2007, the Plan had forfeitures of $34,329 and $22,999, respectively, available to reduce future employer contributions.

(e) Withdrawals and Distributions

A participant who is still an employee of the Company or any of its participating subsidiaries may make withdrawals from the Plan if the participant has reached the age of 59 1/2. Prior to the age of 59 1/2, such a participant can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable Internal Revenue regulations.

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in annual installments.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(f) Participant Loans

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in common stock of CDI Corp., the Company’s parent. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent at the time of the loan. Interest rates on outstanding loans at December 31, 2008 range from 6.0% to 10.25%.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant’s designated investment vehicle. These funds are held in an interest-bearing checking account.

(c) Investments and Participant Loans

Investments are reflected in the accompanying financial statements at fair value, net of any applicable management fees and expenses as follows:

•	Mutual Funds - The value of the shares in a mutual fund is based on the quoted market price of the fund in the exchange in which the fund is traded on the last business day of the year.

•	The CDI Corp. common stock investment is valued based on the quoted market price of the common stock of CDI Corp. on the last business day of the year.

•

The Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio (“GIC”) is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive and is reported at fair value on the last business day of the year in the accompanying statements of net assets available for plan benefits. Prior to October 10, 2008, the GIC was run by the UBS Fiduciary Trust Co. as the UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio. On October 10, 2008, Wilmington Trust Corporation acquired the UBS Fiduciary Trust Company, and from that date forward, the GIC has been called the Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio. The fair value of the GIC was $30,244,536 and $30,300,384 at December 31, 2008 and 2007, respectively. The contract value of the GIC was $36,740,204 and $30,817,850 at December 31, 2008 and 2007, respectively. This fund yielded approximately 3.4% and 4.7% for 2008 and 2007, respectively.

•

ClearCourse Group Variable Annuity - The Total Return Fund – Class 2 of GE Investments Fund, Inc. was a new investment option in 2007 and offers minimum guaranteed annuities issued by Genworth Life and Annuity Insurance Company. The fund is primarily invested in a balanced portfolio of stocks and bonds. The value of the shares in the fund is reported at fair value on the last business day of the year.

Participant loans are valued at their outstanding balances.

Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(d) Administrative Expenses

Administrative expenses, such as auditing and legal fees, incurred in the operation of the Plan are paid by the Company and its participating subsidiaries and are not reflected in the accompanying statement of changes in net assets available for plan benefits.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f) Accounting Guidance

As described in Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

The following table outlines the credit rating, fair value and adjustment to contract value of the Plan’s fully benefit-responsive investment contract at December 31, 2008 and 2007:

December 31, 2008	Major Credit Rating (a)	Investment at Fair Value	Adjustment to Contract Value
Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio (Note 2 (c))	A-/A2	$30,244,536	$6,495,668

(a) Credit rating at December 31, 2008. Current credit rating is BBB/Baa3.

December 31, 2008	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value
Total UBS Fiduciary Trust Company Guaranteed Income Contract Portfolio (Note 2(c))	AA/Aaa	$30,300,384	$517,466

(g) Payment of Benefits

Benefits are recorded when paid.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(3) New Accounting Pronouncements

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”) for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The adoption of SFAS No. 157 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, did not have an impact on the Plan’s financial statements (see Note 4 – Fair Value Disclosures for additional information on fair value measurements).

Effective January 1, 2008, the Plan adopted the provisions of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities; Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). On January 1, 2008, the Plan did not have any eligible financial assets and liabilities against which to apply the fair value option re-measurement criteria; therefore, the Plan did not record any cumulative-effect adjustment to the opening balance of retained earnings.

(4) Fair Value Disclosures

Effective January 1, 2008, the Plan adopted the provisions of SFAS No. 157 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The SFAS No. 157 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The adoption of SFAS No. 157 did not have an impact on the Plan’s fair value determinations included in the financial statements.

Investment in the fully benefit-responsive investment contract is based on the quoted contract value of units owned by the Plan at year-end. Investment in CDI Corp. common stock is based on the quoted market price of the common stock on the New York Stock Exchange. Investment in each mutual fund is based on the quoted market price of the fund in the exchange in which the fund is traded. Investment in the group variable annuity is based on the quoted value of units owned by the Plan at year-end.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

The following table outlines by major category, the Plan’s financial assets measured at fair value on a recurring basis as of December 31, 2008:

			Fair Value Measurements At December 31, 2008 Using
Description	Fair Value Measurements at December 31, 2008		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets
Fully benefit-responsive investment contract	$30,244,536	(a)	$—	$30,244,536	(a)	$—
CDI Corp. common stock	3,813,918		3,813,918	—		—
Mutual funds	99,237,332		99,237,332	—		—
Group variable annuity	135,823		—	135,823		—

Total assets	$133,431,609		$103,051,250	$30,380,359		$—

(a) Contract value is $36,740,204 - see Note 2, Summary of Significant Accounting Policies

(5) Investments

The individual investments that represent five percent or more of the Plan’s net assets as of December 31, 2008 and 2007 are as follows:

	December 31,
Investment	2008		%	2007		%
Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio (a)	$36,740,204		25.7%	(b	)
UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio (a)	(b	)		$30,817,850		14.5%
American Funds Growth Fund of America	23,782,180		16.6%	15,194,923		7.1%
Putnam Investors Fund	(b	)		27,681,360		13.0%
American Funds New Perspective Fund	13,211,191		9.2%	22,372,840		10.5%
Putnam Equity Income Fund	9,808,212		6.9%	15,415,770		7.2%
Alger Cap Appreciation Fund	9,528,334		6.7%	19,316,686		9.1%
George Putnam Fund of Boston	(b	)		15,764,804		7.4%
John Hancock Balanced Fund	9,257,262		6.5%	(b	)
Putnam S&P 500 Index Fund	8,442,038		5.9%	14,070,517		6.6%
Putnam American Government Income Fund	7,816,545		5.5%	(c	)
Alger Small/MidCap Growth Institutional Portfolio	(c	)		13,344,394		6.3%
Putnam International Growth Fund	(c	)		13,166,102		6.2%

(a) Represents the contract value.
(b) Investment was not available as of this date.
(c) Represents less than 5% of net assets available as of this date.

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) depreciated in value by $70,050,247 and appreciated in value by $3,700,102, respectively, as follows:

Class of Investments	2008	2007
Mutual Funds and other investments	$(67,762,124)	$3,615,138
CDI Corp. Common Stock	(2,288,123)	84,964

Total	$(70,050,247)	$3,700,102

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(6) Federal Income Taxes

The Internal Revenue Service has issued a letter of determination dated November 8, 2002, that the Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2008 and 2007.

(7) Plan Amendments

In January 2007, the Plan was amended as follows: (i) to provide that required distributions be made in accordance with IRC Section 401(a)(9); (ii) to update the definition of “Qualified Emergency”; (iii) to provide for the suspension of loan repayments in certain circumstances; and (iv) to describe a claims procedure.

(8) Plan Termination

Although there is currently no intent to do so, the Company and each of its participating subsidiaries, each has the right under the Plan provisions to terminate its participation in the Plan, subject to the provisions of ERISA. Upon termination, or partial termination, of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(9) Related Party Transactions

Plan investments amounting to $35,966,700 and $100,742,394 at December 31, 2008 and 2007, respectively, are held in funds sponsored by Putnam Fiduciary Trust Company, the trustee of the Plan. Plan investments amounting to $3,813,918 and $5,374,875 at December 31, 2008 and 2007, respectively, are held in a stock fund consisting solely of common stock of the Company’s parent.

(10) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near to mid term and such changes could materially affect participants’ account balances and the amounts reported on the statement of net assets available for plan benefits accompanying these notes.

(11) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2008 and 2007 to the Form 5500:

	December 31,
	2008	2007
Net assets available for plan benefits per the financial statements	$144,954,767	$214,820,615
Contributions Receivable	(220,563)	(377,654)
Loans in deemed distributed status	(686,897)	(728,855)
Forfeitures used and other	34,831	23,134

Net assets available for plan benefits per Form 5500	$144,082,138	$213,737,240

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

The following is a reconciliation of the contributions per the financial statements for the years ended December 31, 2008 and 2007 to the Form 5500:

	Years ended December 31,
	2008	2007
Contributions per the financial statements	$23,060,526	$24,755,717
Contributions receivable at December 31, 2008	(220,563)	(377,654)
Contributions receivable at December 31, 2007, realized in 2008	377,654	363,326
Change in forfeitures used and other	11,697	1,272

Contributions per Form 5500	$23,229,314	$24,742,661

The following is a reconciliation of the net decrease in net assets available for plan benefits per the financial statements for the year ended December 31, 2008 to the Form 5500:

December 31, 2008
Net decrease in net assets available for plan benefits per the financial statements	$(69,865,848)
Less change in contributions receivable	157,091
Less change in deemed distributed loans	41,958
Less change in forfeitures used and other	11,697

Net decrease in net assets available for plan benefits per Form 5500	$(69,655,102)

CDI Corporation 401(k) Savings Plan

Schedule H, Line 41-Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issuer, borrower, lessor, or similar party		Shares held by the Plan	Cost	Current Value
	Cash and cash equivalents			$3,304
	Alger Cap Appreciation Fund	777,188.712 shares	**	9,528,334
	Alger Small/MidCap Growth Institutional Portfolio	710,999.141 shares	**	6,313,672
	American Funds Growth Fund of America	1,170,382.864 shares	**	23,782,180
	American Funds New Perspective Fund	705,725.995 shares	**	13,211,191
	John Hancock Balanced Fund	807,084.706 shares	**	9,257,262
	ING Global REIT Fund	100,683.157 shares	**	1,177,993
*	Putnam American Government Income Fund	1,569,587.308 shares	**	7,816,545
*	Putnam Capital Opportunities Fund	582,490.207 shares	**	3,605,614
*	Putnam Equity Income Fund	899,836.009 shares	**	9,808,212
*	Putnam International Growth Fund	414,643.683 shares	**	6,294,291
*	Putnam S&P 500 Index Fund	343,032.820 shares	**	8,442,038
*	CDI Corp. Common Stock	294,738.661 shares	**	3,813,918
***	Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio (Note 2, Note 5)	1,072,800.650 shares	**	30,244,536
	Clear Course Group Variable Annuity (Total Return Fund - Class 2 of GE Investments Funds, Inc.)	18,277.953 shares	**	135,823
*	Participant loans (a)			3,174,392

				$136,609,305

*	Party-in-interest
**	Not required for participant-directed investments.
***	Contract value is $36,740,204. The adjustment from fair value to contract value is $6,495,668.
(a)	Loans bear interest at the Prime rate plus 2.0% at the time of the loan and interest rates range from 6.0% to 10.25%, maturing through 2018.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CDI Corporation 401(k) Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CDI CORPORATION 401(K) SAVINGS PLAN

Date: July 13, 2009	By:	/s/ Joseph R. Seiders
Joseph R. Seiders
Member, CDI Corporation 401(k) Savings Plan
Committee

INDEX TO EXHIBITS

Number	EXHIBIT
23	Consent of Independent Registered Public Accounting Firm